AB 4/17

OYC 4/11/12



UNIT[ED STATES]
SECURITIES AND E[XCHANGE COMMISSION]
12061267
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 6 2012
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT (A)
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53442

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING 12/31/11
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLP Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Penohansky + Co PLLC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BLP Advisors, LLC
19 Welch Rd
Londonderry NH 03053

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$ 1282.50
B.	Less payment made with SIPC-6 filed (exclude interest) ______ Date Paid	(0)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	
E.	Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,282.50
H.	Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BLP Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Member
(Title)

Dated the 7 day of Feb, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

SIPC-7

(33-REV 7/10)

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 20 11
and ending 12/31, 20 11

WORKING COPY

Item No.		Eliminate cents
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 513,000
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
	(7) Net loss from securities in investment accounts.	
	Total additions	
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	(Deductions in excess of $100,000 require documentation)	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$
	(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$
	Enter the greater of line (i) or (ii)	
	Total deductions	
2d.	SIPC Net Operating Revenues	$ 513,000
2e.	General Assessment @ .0025	$ 1,282.50
		(to page 1, line 2.A.)